RSG GLOBAL
Integrated Mining Solutions

Southern Africa Office:
Block D, Somerset Office Estate
604 Kudu Street
Allen's Nek 1737
Roodepoort, South Africa
Postnet Suite 160
Private Bag X09
Weltevreden Park 1715
South Africa
Telephone: +27 11 679 3331
Facsimile: +27 11 679 3272
Email: info.southafrica@rsgglobal.com
Web: http://www.rsgglobal.com

We're merging with
coffey mining
A Coffey International Limited company

Attention: **Alberta Securities Commission**
Autorité des marches financiers
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
American Stock Exchange

(a) I, Kenneth Graham Lomberg, BSc Hons (Geology), BCom, GDE, a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400038/01), am the co-author of the technical report entitled "Platinum Group Metals (RSA) Ltd. Updated with the Mineral Resource Estimates for Frischgewaagd 96 JQ (RE 4 and Portion 11)" dated April 30, 2008", (the "Report") and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and will consent to press releases made by the company with my prior approval.

Dated this at Johannesburg, South Africa this 5th day of June 2008.

Kenneth Graham Lomberg

BSc Hons (Geology), BCom, GDE, Pr.Sc.Nat.

RSG Global Pty Ltd (2003/003117/10) as trustee for RSG Global Partnership (ABN 79 256 402 893)
VAT Number (441 020 5993)

PERTH • JOHANNESBURG • ACCRA